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                                                                       EXHIBIT E
                               William D. Vaughan
                                   201 Bonham
                               Paris, Texas 75641


Re:      East Texas Financial Services, Inc.

Dear Fellow Shareholder:

I am a shareholder of East Texas Services, Inc. (the "Company"). On June 17, 1999, I and several other shareholders filed a Schedule 13D with the SEC indicating that we planned to consider a range of actions that would be directed at improving the value of the Company for its shareholders. On August 24, 1999, ETFS Acquisition Corp., a company we own, delivered a proposal to the Company proposing a merger in which you and other shareholders of the Company would receive cash of $16.00 for each share of Common Stock you own (the "Proposal"). The Proposal is attached as Exhibit A.

We believe that the Company has experienced unacceptably poor results in recent years, and it does not appear that current management is likely to take action to improve this. Two key measures of performance, return on assets and return on equity, show that the Company is performing substantially below similar institutions. According to a recent report available on MarketGuide.com, the Company's return on assets for the most recent twelve months was 0.39%, compared to 1.26% for the industry; the Company's return on equity for the same period was 2.38%, compared to 14.5% for the industry. Over the past 9 months the Company's net income has decreased by 34% compared to the prior year and earnings per share for the nine months ended June 30, 1999 has fallen to $0.21 from $0.29 from the prior year, a decrease of 27.5%.

After looking at the situation, we concluded that a careful redirection of the Company could, in time, improve its financial performance. Left alone, we believe it is likely to continue to suffer disappointing operating results, and will produce a depressed stock value for its shareholders. We have attempted to engage management and the Board of Directors in a discussion of other alternatives to increase shareholder value. They have rejected our most recent request for a meeting to discuss our ideas, and I am doubtful they will on their own adopt policies that will improve the Company's financial performance.

I have lived and worked as a community banker in East Texas for almost 20 years. I live in Paris, Texas and was an owner and President of First National Bank of Paris for a number of years. The other owners of ETFS Acquisition Corp. also live and work in East Texas. It is our intention that the Company remain a community based financial institution with strong roots in the Tyler area. We would expect there to be continuing participation in the Company's oversight by members of the Company's Board.

The current Board and management do not appear interested in listening to shareholders. The Company's common stock no longer trades on NASDAQ. The Company's financial results continue to decline. The Company's common stock closed at $11 3/8 the day before we announced our interest in the Company by filing a Schedule 13D. The stock has traded up since then, but we do not believe current market prices will be sustained if our proposal is rejected by the Company's Board of Directors. I believe the Proposal represents the best opportunity the shareholders of the Company will have to realize the fair value of their shares. I encourage you to communicate to the Board your response to the Proposal and to the Company's recent financial results.

                                       Very truly yours,



                                       William D. Vaughan